

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Paul J. Dechary
Executive Vice President & General Counsel
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

   Re: Monster Beverage Corporation
     Schedule TO-I/A Filed May 16, 2024
     File No. 005-41221

Dear Paul J. Dechary:

  We have reviewed your filing and have the following comment.

  Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, as amended, unless otherwise indicated.

Schedule TO-I/A Filed May 16, 2024

General

1. We note your response to prior comment 1 in our letter dated May 13, 2024. Given that the Company will incur up to an additional $1 billion in debt and related interest expense and reduce shares outstanding by repurchasing up to approximately 5.4% of the Company's outstanding shares in the Offer, it appears that pro forma financial information is material to a shareholder's investment decision whether to tender shares in the Offer. Please revise to include the pro forma financial information required by Item 10 of Schedule TO and Item 1010(b) of Regulation M-A, or otherwise advise.

  We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions